Technip Energies B.V.
6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton
92400 Courbevoie, France

January 19, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Scott Anderegg
Office of Trade & Services

Re:	Technip Energies B.V. Draft Registration Statement on Form F-1 Submitted December 18, 2020 CIK No. 0001792045

Ladies and Gentlemen:

This letter sets forth the responses of Technip Energies B.V. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 7, 2021 (the “Comment Letter”) with respect to the Company’s confidential draft registration statement on Form F-1 submitted to the Commission on December 18, 2020. Concurrently with the submission of this letter, we are publicly filing our registration statement on Form F-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have reproduced each comment of the Staff as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Registration Statement unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2018 compared to year ended December 31, 2017
Revenue, page 71

1.	We note your response and related revision to comment 8. We reissue our comment for the changes in contract estimates that had an impact on your margin in 2018.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 74 and 76.

Liquidity and Capital Resources, page 74

2.	Please disclose the interest rates of your debt, for example the bridge term loan and revolving credit facility.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 81.

Securities and Exchange Commission
January 19, 2021

Major Shareholders, page 124

3.
We note your revised disclosure in response to prior comment 11 and re-issue that comment. Please disclose the natural person or persons who have beneficial ownership of the shares held by each of The Vanguard Group, Inc., Bpifrance Participations S.A., BlackRock, Inc., Invesco Ltd. and State Street Corporation. In this regard, please note that Rule 13d-3 under the Exchange Act defines beneficial ownership to include those holders with voting and/or dispositive control of your shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the filings with the Commission on Schedule 13D and Schedule 13G, as applicable, relating to the ownership of ordinary shares, $1.00 par value per share, of TechnipFMC plc by The Vanguard Group, Inc., Bpifrance Participations S.A. (“BPI”), BlackRock, Inc., Invesco Ltd. and State Street Corporation and their respective affiliates do not disclose natural persons with voting and dispositive power over the shares held by such beneficial owners, and that the Company has no further information available to disclose in response to the Staff’s comment.

Combined Financial Statements of Technip Energies for the Years Ended December 31, 2019, 2018 and 2017
6. Notes to Combined Financial Statements
Note 1. Accounting Principles
1.1 Background, page F-0

4.
We note your response to comment 13. Please revise to include pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to the transactions and agreements that are not already reflected in your historical financial statements (e.g. Bridge Term Facility, New Revolving Credit Facility, and Share Purchase Agreement).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 60-64 and F-113-F-117.

Interim Condensed Combined Financial Statements (Unaudited)
6. Notes to Interim Condensed Combined Financial Statements (Unaudited)
Note 14. Related Party Transactions
14.2 Transactions with TechnipFMC, page F-108

5.
We note your response and related revisions to comment 18. Please revise to disclose what the “Other” component represents, including any material subcomponents and related amounts, in the reconciliation of Net Contributions From/(Distributions To) TechnipFMC to the corresponding amounts presented in the combined statement of cash flows tabular disclosure on top of page F-109. In addition, revise the column headings of your table to reflect the appropriate fiscal years for the comparative interim periods in the tabular disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-109.

Securities and Exchange Commission
January 19, 2021

General

6.
Please clarify throughout the prospectus the extent and nature of the control that Technip FMC, officers and directors of Technip Energies, investors and/or other related parties or insiders will have over Technip Energies. In this regard, please clarify, particularly in the Summary and Risk Factors sections, the persons who will hold such control and the manners in which they will hold it, the extent to which such entities will control the decisions of the company, the fact that such persons may have differing interests from investors in this offering, the specific terms of any agreements regarding board representation on the board of Technip Energies, and the impact of the Voting Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 3, 38, 39, 117, 135, 136 and 139. The board designees of each of Technip FMC and BPI will be selected from the list of directors on page 112 and will be included in the prospectus at a future date.

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Securities and Exchange Commission
January 19, 2021

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420, or Christopher Drewry of Latham & Watkins LLP, at (312) 777-7122.

Very truly yours,

Technip Energies B.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Cc:	Arnaud Pieton, Technip Energies B.V. Ryan J. Maierson, Latham & Watkins LLP Christopher Drewry, Latham & Watkins LLP